Wachovia Securities

Management Assertion

As of and for the year ended December 31, 2001, First Union National Bank (the Bank) complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's (MBA's) Uniform Single Attestation Program for Mortgage Bankers, except for minimum servicing standards V.4. and V1.1. which the MBA has interpreted as being inapplicable to the servicing of commercial and multifamily loans. As of and for this same period. the Bank had in effect a fidelity bond and errors and omissions policy in the amount of $200 million and $20 million, respectively.

John M. Church March 6, 2002

John M. Church Date

Managing Director/Senior Vice President

First Union National Bank

Timothy S. Ryan March 6, 2002

Timothy S. Ryan Date

Director/Vice President

First Union National Bank